BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

January 26, 2021

Steve Lo, Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 24, 2020
File No. 024-11204

Dear Mr. Low:

We are in receipt of your letter dated August 4, 2020, setting forth certain comments to Amendment No. 1 to the Offering Statement on Form 1-A which was filed on July 24, 2020 by GRASS QOZF, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Offering Statement on Form 1-A filed July 24, 2020

Use of Proceeds, page 20

1.	We note your revised disclosure in response to our prior comment 5 and your intent to use the proceeds of this offering to purchase the remaining equity interests in SAMSARG and Sierra, but the tabular entries appear to allocate none of the proceeds for that purpose. Please quantify the amount of proceeds that will be required to acquire the remaining interests in each of the entities and the amounts that will serve as loans to each of the entities. In this regard, you state that it is your "intent to use proceeds from this Offering to (i) purchase additional equity interests of SAMSARG and Sierra up to all of the equity interests of each entity and (ii) loan funds to each entity in order to accomplish operations objectives."

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A which, includes revisions to the “USE OF PROCEEDS” section on page 22 to provide additional disclosure, as requested.

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Business, page 28

2.	We note your disclosure in Note 6- Related Party Transactions, on page F-10 that during 2019 you purchased 1,676,000 shares for 1.68% ownership of Samsarg, Inc. However, you disclose here that in 2019, you purchased an aggregate of 1,676,000 shares of Samsarg which constitutes 59% of the ownership interests of Samsarg. Please revise to include consistent disclosures or advise.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A which, includes revisions to the “SUMMARY” section on page 5, the MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section on page 25, and the “BUSINESS” section on page 28 to provide additional disclosure, as requested.

3.	We note your response to our prior comment 2 and re-issue it in part. Please tell us whether Sierra Software Systems, Inc. develops software with blockchain related technology and revise your disclosure to provide updated milestones for the five modules currently under development.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A which, includes revisions to the “BUSINESS” section on page 35 to provide additional disclosure, as requested.

Financial Statements, page F-1

4.	We note that your response to comment 10 did not fully address the issues. Thus, the comment is partially reissued. We note from your disclosures in page 6 and elsewhere that you acquired 59% of ownership interests in Samsarg, Inc. Accordingly, please revise to include audited financial statements of the acquired business Samsarg, Inc. and pro forma financial Information as required by Part F/S (b)(7)(iii), (iv) and (c)(1)(ii) of Form 1-A or demonstrate to us why they are not required.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A which, includes audited, consolidated financial statements as of June 30, 2020.

Subsequent Events, page F-11

5.	We note your disclosure that as of December 31, 2019 you owned 2% of Samsarg, Inc. and currently own 59% of Samsarg. Please disclose in detail the transaction(s) resulting in acquisition of additional 57% of ownership interests in Samsarg, consideration transferred, how the acquisition was funded, accounting for the acquisition, assets acquired, liabilities assumed and other disclosures required by ASC 805 as applicable.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A which includes audited, consolidated financial statements as of June 30, 2020.

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Exhibits

6.	We note your response to our prior comments 8 and 12 and re-issue both comments. The "testing the waters" materials appear essentially unchanged, and we note your inclusion of revenue projections for the next five years without any detail regarding the assumptions used to support the projections. Although you have revised the disclosure at page 31 of the offering circular to indicate in part that you cannot receive a contract until the hangar is completed, you continue to suggest that you expect to receive an aircraft modification contract award worth up to $31M over three years and you also state that Sierra "should have an initial subscriber by end of July 2020." Given that Sierra Software Systems, Inc. and SAMSARG, Inc. apparently have not begun production or derived revenues, please explain in necessary detail the assumptions used to support the projections and how you determined that you have a reasonable basis to provide projections for that length of time in these circumstances. We remind you to consider the "reasonable basis" requirement set forth in Part II(b) of Form 1-A. See also Item 10(b) of Regulation S-K.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 2 to the Form 1-A which eliminated all exhibits pertaining to “testing the waters” as no “testing the waters” activities have been conducted by the Company.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc: Don Harmer, CEO

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